UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

____________________

SilverCrest Metals Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1040	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1
Canada
(604) 694-1730
(Address and telephone number of Registrant’s principal executive offices)

____________________

CT Corporation System
1015 15th Street N.W., Suite 1000
Washington, DC 20005
(202) 572-3100
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. [  ] Yes [X] No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes      [X] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

SilverCrest Metals Inc. (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would”, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Amended Annual Information Form for the year ended December 31, 2017 filed as Exhibit 99.3 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

RESOURCE AND RESERVE ESTIMATES

The mineral resource and mineral reserve disclosure in this Registration Statement and the documents incorporated by reference herein have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933, as amended, or the Exchange Act. As such, information contained or incorporated by reference in this Registration Statement concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Mineral resource estimates included in this Registration Statement and in any document incorporated by reference herein or therein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. In particular, this Registration Statement and any document incorporated by reference herein, include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource." While these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize them. In addition, documents incorporated by reference in this Registration Statement may include disclosure of "contained ounces" of mineralization. Although such disclosure is permitted under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. "Inferred mineral resources" have a lower level of confidence than an "indicated mineral resource" and must not be converted to a mineral "reserve". The quantity and grade of reported "inferred resources" in this estimation are uncertain in nature and there has been insufficient exploration to define these "inferred resources" as an "indicated or measured" mineral resource and it is uncertain if further exploration will result in upgrading them to an "indicated or measured" mineral resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, documents incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.92, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.89 through 99.92, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2017, attached hereto as Exhibit 99.3.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2017, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2545.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2017, information with respect to the Registrant’s known contractual obligations (in thousands):

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$-	$-	$-	$-	$-

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	99,108	99,108	-	-	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	$99,108	$99,108	$-	$-	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

By:	/s/ Anne Yong
Name: Anne Yong
Title: Chief Financial Officer

Date: August 9, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Audited Consolidated Financial Statements for the year ended December 31, 2017

99.2	Amended and Restated Management’s Discussion and Analysis for the year ended December 31, 2017

99.3	Amended Annual Information Form dated April 23, 2018 and amended as of May 9, 2018

99.4	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated February 22, 2018

99.5	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated February 22, 2018

99.6	Certification of Refiled Annual Filings in connection with filing of MD&A by CEO dated February 23, 2018

99.7	Certification of Refiled Annual Filings in connection with filing of MD&A by CFO dated February 23, 2018

99.8	Certification of Refiled Annual Filings in connection with filing of Annual Information Form by CEO dated May 10, 2018

99.9	Certification of Refiled Annual Filings in connection with filing of Annual Information Form by CFO dated May 10, 2018

99.10	Amended and Restated Technical Report and Mineral Resource Estimate for the Las Chispas Property dated May 9, 2018

99.11	Cover Letter dated February 23, 2018 regarding amendments to MD&A for the year ended December 31, 2017

99.12	Cover Letter dated May 10, 2018 regarding amendments to Technical Report dated February 12, 2018 and amended as of May 9, 2018

99.13	News Release dated January 4, 2017

99.14	News Release dated January 18, 2017

99.15	Audited Consolidated Financial Statements for the year ended December 31, 2016

99.16	Management’s Discussion and Analysis for the year ended December 31, 2016

99.17	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CEO dated March 1, 2017

99.18	Certification of Annual Filings in connection with filing of MD&A and Financial Statements by CFO dated March 1, 2017

99.19	News Release dated March 2, 2017

99.20	Notice of Annual General Meeting of Shareholders and Record Date dated March 17, 2017

99.21	Notice of Annual General Meeting of Shareholders dated April 13, 2017

99.22	Management Information Circular dated April 13, 2017

99.23	Form of Proxy for Annual General Meeting of Shareholders to be held on May 31, 2017

99.24	News Release dated May 11, 2017

99.25	News Release dated May 15, 2017

99.26	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2017

Exhibit	Description

99.27	Management’s Discussion and Analysis for the three months ended March 31, 2017

99.28	Certification of Interim Filings by CEO dated May 17, 2017

99.29	Certification of Interim Filings by CFO dated May 17, 2017

99.30	News Release dated June 22, 2017

99.31	News Release dated August 3, 2017

99.32	Unaudited Condensed Interim Financial Statements for the six months ended June 30, 2017

99.33	Management’s Discussion and Analysis for the three and six months ended June 30, 2017

99.34	Certification of Interim Filings by CEO dated August 3, 2017

99.35	Certification of Interim Filings by CFO dated August 3, 2017

99.36	News Release dated August 8, 2017

99.37	News Release dated September 14, 2017

99.38	News Release dated October 19, 2017

99.39	News Release dated October 26, 2017

99.40	News Release dated October 30, 2017

99.41	Unaudited Condensed Interim Financial Statements for the nine months ended September 30, 2017

99.42	Management’s Discussion and Analysis for the three and nine months ended September 30, 2017

99.43	Certification of Interim Filings by CEO dated October 31, 2017

99.44	Certification of Interim Filings by CFO dated October 31, 2017

99.45	News Release dated November 27, 2017

99.46	News Release dated November 28, 2017

99.47	News Release dated November 30, 2017

99.48	Material Change Report dated November 30, 2017

99.49	News Release dated December 19, 2017

99.50	News Release dated December 27, 2017

99.51	Underwriting Agreement dated December 19, 2017

99.52	Material Change Report dated December 19, 2017

99.53	News Release dated January 3, 2018

99.54	News Release dated January 4, 2018

99.55	News Release dated January 18, 2018

99.56	News Release dated January 22, 2018

99.57	Material Change Report dated January 17, 2018

99.58	News Release dated January 29, 2018

99.59	News Release dated February 26, 2018

99.60	Notice of Annual General Meeting of Shareholders and Record Date dated March 16, 2018

99.61	News Release dated April 10, 2018

99.62	News Release dated April 17, 2018

Exhibit	Description

99.63	News Release dated April 17, 2018

99.64	News Release dated April 24, 2018

99.65	Warrant Indenture dated December 19, 2017

99.66	Notice of Annual General Meeting of Shareholders dated April 13, 2018

99.67	Management Information Circular dated April 13, 2018

99.68	Form of Proxy for Annual General Meeting of Shareholders to be held on May 31, 2018

99.69	News Release dated April 26, 2018

99.70	Material Change Report dated April 26, 2018

99.71	Underwriting Agreement dated May 2, 2018

99.72	News Release dated May 10, 2018

99.73	News Release dated May 17, 2018

99.74	Unaudited Condensed Interim Financial Statements for the three months ended March 31, 2018

99.75	Management’s Discussion and Analysis for the three months ended March 31, 2018

99.76	Certification of Interim Filings by CEO dated May 18, 2018

99.77	Certification of Interim Filings by CFO dated May 18, 2018

99.78	Material Change Report dated May 17, 2018

99.79	News Release dated May 29, 2018

99.80	News Release dated June 5, 2018

99.81	News Release dated June 12, 2018

99.82	News Release dated July 10, 2018

99.83	News Release dated July 24, 2018

99.84	News Release dated August 1, 2018

99.85	Unaudited Consolidated Interim Financial Statements for the six months ended June 30, 2018

99.86	Management’s Discussion and Analysis for the three and six months ended June 30, 2018

99.87	Certification of Interim Filings by CEO dated August 2, 2018

99.88	Certification of Interim Filings by CFO dated August 2, 2018

99.89	Consent of Davidson & Company LLP

99.90	Consent of James F. Barr

99.91	Consent of Tetra Tech Canada Inc.

99.92	Consent of Eric Fier